SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13D
                               (Rule 13d-101)

                  INFORMATION TO BE INCLUDED IN STATEMENTS
                       FILED PURSUANT TO RULE 13d-2(a)

                            (Amendment No. 2)<F1>

                    Hemlock Federal Financial Corporation
   ---------------------------------------------------------------------
                              (Name of Issuer)

                   Common Stock, par value $0.01 per share
   ---------------------------------------------------------------------
                       (Title of Class of Securities)

                                423666106000
   ---------------------------------------------------------------------
                               (Cusip Number)

                           James F. X. Fahy, Esq.
                            Schiff Hardin & Waite
                              6600 Sears Tower
                           Chicago, Illinois 60606
                               (312) 258-5512
   ---------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                March 8, 2000
   --------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /_/.

        NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on following pages)

                             (Page 1 of 9 pages)

   _____________________

   <F1>  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


   CUSIP NO. 423666106000            13D                Page 2 of 9 pages



    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Tara Enterprises, L.L.C.        TIN 36-4168764

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) /X/
                                                                   (b) / /
    3      SEC USE ONLY

    4      SOURCE OF FUNDS

           WC

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                        /  /

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Illinois

    NUMBER OF      7   SOLE VOTING POWER

     SHARES            -0- Shares

  BENEFICIALLY     8   SHARED VOTING POWER

    OWNED BY           -0- Shares

      EACH         9   SOLE DISPOSITIVE POWER

    REPORTING          -0- Shares

     PERSON       10   SHARED DISPOSITIVE POWER

      WITH             -0- Shares

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           -0- Shares

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                       /  /

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0%

    14     TYPE OF REPORTING PERSON

           OO


   CUSIP NO. 423666106000            13D                Page 3 of 9 pages


   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           John H. Daly

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) /X/
                                                                     (b) / /
   3     SEC USE ONLY

   4     SOURCE OF FUNDS

         PF

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                          /  /

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

   NUMBER OF     7   SOLE VOTING POWER

    SHARES           -0- Shares

 BENEFICIALLY    8   SHARED VOTING POWER

   OWNED BY          -0- Shares

     EACH        9   SOLE DISPOSITIVE POWER

   REPORTING         -0- Shares

    PERSON      10   SHARED DISPOSITIVE POWER

     WITH            -0- Shares

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0- Shares

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                         /  /

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%

   14    TYPE OF REPORTING PERSON

         IN


   CUSIP NO. 423666106000            13D                Page 4 of 9 pages

    1     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Denis J. Daly, Jr.

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) /X/
                                                                     (b) / /

    3     SEC USE ONLY

    4     SOURCE OF FUNDS

          PF

    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                         /  /

    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

   NUMBER OF      7   SOLE VOTING POWER

     SHARES           -0- Shares

  BENEFICIALLY    8   SHARED VOTING POWER

    OWNED BY          -0- Shares

      EACH        9   SOLE DISPOSITIVE POWER

   REPORTING          -0- Shares

     PERSON      10   SHARED DISPOSITIVE POWER

      WITH            -0- Shares

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          -0- Shares

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                        /  /

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%

   14     TYPE OF REPORTING PERSON

          IN


   ITEM 1.   SECURITY AND ISSUER.

             This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Hemlock Federal Financial
   Corporation, a Delaware corporation (the "Company"), whose principal executive offices are located at 5700 West 159th Street, Oak Forest, Illinois 60452.

   ITEM 2.   IDENTITY AND BACKGROUND.

             This statement is being filed jointly by Tara Enterprises, L.L.C. ("Tara"), John H. Daly individually, and Denis J. Daly, Jr., individually (each, a "Reporting Person"). The agreement among the Reporting Persons relating to the joint filing of this statement is filed as Exhibit 2.1 hereto.

             Tara is an Illinois limited liability company principally engaged in the business of investing. The address of the principal business and office of Tara is 210 Quail Ridge Drive, Westmont, Illinois 60559. John H. Daly and Denis J. Daly, Jr. are the only directors and executive officers of Tara.

             John H. Daly is a citizen of the United States of America
   and his principal occupation is serving as President of Tara.   John
   H. Daly also owns 50% of the membership interests of Tara. John H. Daly's business address is 210 Quail Ridge Drive, Westmont, Illinois 60559.

             Denis J. Daly, Jr. is a citizen of the United States of America and his principal occupation is serving as Executive Vice President of Community Bank Oak Park River Forest, which is principally engaged in the business of banking. Denis J. Daly, Jr. also owns 50% of the membership interests of Tara. Denis J. Daly, Jr.'s business address is 1001 Lake Street, Oak Park, Illinois 60301.

             During the last five years, none of the Reporting Persons
   (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

             The amount of funds used to purchase the Common Stock owned by the Reporting Persons was approximately $772,000 for Tara, approximately $623,000 for John H. Daly and approximately $697,000 for Denis J. Daly, Jr. All of such funds used by Tara to acquire its shares of Common Stock were provided from Tara's cash reserves and short term investments, and all of such funds used by the other

                             (Page 5 of 9 pages)


   Reporting Persons to acquire their shares of Common Stock were provided from personal funds.

   ITEM 4.   PURPOSE OF TRANSACTION.

             The shares of Common Stock reported herein were originally acquired for investment purposes. In a letter dated December 28, 1999 from John H. Daly to the Board of Directors of the Company (the "Proposal Letter"), John H. Daly proposed that the Reporting Persons, acting through an entity to be formed for such purpose, acquire all of the outstanding shares of Common Stock of the Company for a price to be negotiated, but not less than $16.50 per share, in a business combination. A copy of the Proposal Letter has previously been filed with this Schedule 13D and is incorporated herein by reference. By letter dated January 7, 2000, the Company notified John H. Daly that its Board of Directors "determined that it is in the best interests of the shareholders of the Company at this time to pursue its existing business plan and remain independent."

             The Reporting Persons have sold all of the shares of Common Stock owned by them and no longer have any present plans or proposals which relate to or would result in any of the plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D promulgated by the Securities and Exchange Commission (although the Reporting Persons reserve the right to develop such plans or proposals).

   ITEM 5.   INTEREST IN SECURITIES OF ISSUER.

             (a) As of the date hereof, no Reporting Person beneficially owns any shares of Common Stock.

             (b) As of the date hereof, no Reporting Person has the sole or shared power to vote or to direct the vote of, or to dispose of or to direct the disposition of, any shares of Common Stock.

             (c) The following sets forth a list of each of the transactions in the Common Stock effected by any of the Reporting Persons during the past 60 days. Each transaction was effected via an open market transaction, except that each of the transactions effected on March 8, 2000 was effected via a tender of shares of Common Stock to the Company by the Reporting Persons pursuant to the Company's self-tender offer.










                             (Page 6 of 9 pages)


      Reporting Person         Transaction Date            Number of Shares Sold        Price Per Share ($)
      ----------------         ----------------            ---------------------        -------------------
      Denis J. Daly, Jr.          02/01/00                        5,350                        15 1/4
      Denis J. Daly, Jr.          02/01/00                        2,650                        15 1/8
      Denis J. Daly, Jr.          02/02/00                        5,350                        15 3/8
      Denis J. Daly, Jr.          02/03/00                        4,000                        15 5/16
      Denis J. Daly, Jr.          02/04/00                        2,000                        15 5/16
      Denis J. Daly, Jr.          02/15/00                        3,500                        15
      Denis J. Daly, Jr.          02/16/00                        1,500                        15
      Denis J. Daly, Jr.          03/03/00                          390                        10 13/16
      Denis J. Daly, Jr.          03/08/00                       29,610                        15
      John H. Daly                02/01/00                        2,000                        15 1/8
      John H. Daly                02/01/00                        1,783                        15 1/4
      John H. Daly                02/01/00                        4,000                        15 7/16
      John H. Daly                02/02/00                        4,117                        15 3/8
      John H. Daly                02/03/00                        4,000                        15 5/16
      John H. Daly                02/04/00                        2,000                        15 5/16
      John H. Daly                02/15/00                        3,500                        15
      John H. Daly                02/16/00                        1,500                        15
      John H. Daly                03/03/00                          390                        10 13/16
      John H. Daly                03/08/00                       29,610                        15
      Tara                        02/01/00                        2,650                        15 1/8
      Tara                        02/01/00                        2,867                        15 1/4
      Tara                        02/02/00                        5,850                        15 3/8
      Tara                        02/03/00                        3,500                        15 5/16
      Tara                        02/04/00                        2,000                        15 5/16
      Tara                        02/15/00                        3,000                        15
      Tara                        02/16/00                        2,000                        15
      Tara                        03/03/00                          390                        10 13/16
      Tara                        03/08/00                       29,610                        15


             (d) John H. Daly and Denis J. Daly, Jr., as the sole members (50% each) of Tara, have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of
   shares of Common Stock held by Tara.   No other person, other than the
   Reporting Persons, is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the other shares of Common Stock beneficially owned by the Reporting Persons.

             (e) As of March 8, 2000, each of the Reporting Persons ceased being the beneficial owner of more than five percent of the Common Stock.

   ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

             To the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings, relationships (legal or otherwise) among any of the Reporting Persons or between any Reporting


                             (Page 7 of 9 pages)


   Person and any other person with respect to any securities of the Company.

   ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

             Exhibit 1.1 Letter, dated December 28, 1999, from John H. Daly to the Board of Directors of Hemlock Federal Financial Corporation (previously filed).

             Exhibit 2.1    Joint Filing Agreement (previously filed).










































                             (Page 8 of 9 pages)


                                 SIGNATURES

             After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

   Dated:    March 14, 2000


                                 TARA ENTERPRISES, L.L.C.


                                 By  /s/John H. Daly
                                     -----------------------------------
                                     John H. Daly, President


                                     /s/John H. Daly
                                     -----------------------------------
                                     John H. Daly


                                     /s/Denis J. Daly, Jr.
                                     -----------------------------------
                                     Denis J. Daly, Jr.



























                             (Page 9 of 9 pages)